Exhibit 99.1

FangDD Reports First Half 2026 Unaudited Financial Results

Shenzhen, China, August 28, 2026 (GlobeNewswire) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”), a customer-oriented property technology company in China, today announced its unaudited financial results for the six months ended June 30, 2026.

First Half 2026 Financial Highlights

●	Revenue for the six months ended June 30, 2026 decreased by 43.1% to RMB115.7 million (US$17.1 million) from RMB203.4 million for the same period of 2025.

●	Net loss for the six months ended June 30, 2026 was RMB34.5 million (US$5.1 million), compared to net loss of RMB39.2 million for the same period of 2025.

●	Non-GAAP net loss[1] for the six months ended June 30, 2026 was RMB34.5 million (US$5.1 million), compared to non-GAAP net loss of RMB39.2 million for the same period of 2025.

First Half 2026 Operating Highlights

●	Total closed-loop GMV[2] facilitated on the Company’s platform decreased by 30.8% to RMB5.5 billion (US$0.8 billion) for the six months ended June 30, 2026 from RMB8.0 billion for the same period of 2025. The decline of closed-loop GMV was primarily due to a fundamental shift in the supply-demand dynamics of China’s real estate market. The industry has transitioned from an era of expansion to one of consolidation, and the overall market size continues to shrink. Against this backdrop, the Company’s business has been significantly impacted.

Mr. Xi Zeng, Chairman and Chief Executive Officer of FangDD, commented, “In the first half of 2026, China’s real estate market remained in a phase of deep adjustment and structural recovery. The industry as a whole exhibited marked regional divergence: market activity improved in first-tier cities and some core second-tier cities, but it will still take some time for the national real estate market to stabilize across the board. According to data from the National Bureau of Statistics, in the first half of 2026, the sales area and sales value of new commercial housing nationwide fell by 11.6% and 13.6% YoY, respectively. This indicates that the real estate market still faces downward pressure. Meanwhile, the inventory of unsold commercial housing has declined for four consecutive months. This indicates that despite ongoing weakness on the sales side, the inventory contraction points to a gradual recovery in demand and the emerging effectiveness of inventory-reduction policy. Against this backdrop, the Company’s core business has been periodically impacted, resulting in year-over-year declines in GMV and revenue. In response to industry changes, the Company has consistently prioritized both prudent operations and continuous innovation, actively exploring new business models and growth opportunities. We believe emerging technologies like artificial intelligence are accelerating the digital and intelligent transformation of the real estate industry. The Company will continue to deepen the integration of AI with its core businesses to enhance service quality and operational efficiency, while exploring new AI-driven business models.”

[1]

Non-GAAP net income is defined as net income excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

[2]	“Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in the Company’s marketplace during the specified period. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

First Half 2026 Financial Results

REVENUE

Revenue for the six months ended June 30, 2026 decreased by 43.1% to RMB115.7 million (US$17.1 million) from RMB203.4 million for the same period of 2025. This decrease was mainly due to the decrease in total closed-loop GMV facilitated on the Company’s platform by 30.8% to RMB5.5 billion (US$0.8 billion) for the six months ended June 30, 2026 from RMB8.0 billion for the same period of 2025, which in turn resulted from the continued property market downturn and the Company’s actions to cease business cooperation with high credit risk developers to avoid further losses caused by developer credit risk.

COST OF REVENUE

Cost of revenue for the six months ended June 30, 2026 decreased by 45.7% to RMB100.4 million (US$14.8 million) from RMB184.9 million for the same period of 2025. As the Company’s revenue decreased, the commission fees paid to agents for their services in completing real estate transactions also decreased proportionally.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the six months ended June 30, 2026 decreased by 17.1% to RMB15.3 million (US$2.3 million) from RMB18.5 million for the same period of 2025. Gross margin for the six months ended June 30, 2026 was 13.2%, compared to 9.1% for the same period of 2025. The increase in gross margin was mainly due to a higher contribution from higher-margin value-added services such as asset management services.

OPERATING EXPENSES

Operating expenses for the six months ended June 30, 2026, which included nil share-based compensation expenses, decreased by 54.3% to RMB41.2 million (US$6.1 million) from RMB90.2 million for the same period of 2025, which included nil share-based compensation expenses.

●	Sales and marketing expenses for the six months ended June 30, 2026 slightly decreased to RMB3.5 million (US$0.5 million) from RMB3.9 million for the same period of 2025.

●	Product development expenses for the six months ended June 30, 2026 slightly increased to RMB13.0 million (US$1.9 million) from RMB12.7 million for the same period of 2025.

●	General and administrative expenses for the six months ended June 30, 2026 decreased to RMB24.7 million (US$3.6 million) from RMB73.6 million for the same period of 2025. This decrease was primarily due to (i) the decrease of RMB43.8 million (US$6.5 million) in provision of impairment of certain assets, such as accounts receivables and other receivables of deposits resulting from the Company’s actions to cease business cooperation with high credit risk developers, and (ii) cost-reduction actions taken to improve operating efficiency in response to the expected continuation of current market conditions.

NET LOSS/INCOME

Net loss for the six months ended June 30, 2026 was RMB34.5 million (US$5.1 million), compared to net loss of RMB39.2 million for the same period of 2025.

Non-GAAP net loss for the six months ended June 30, 2026 was RMB34.5 million (US$5.1 million), compared to non-GAAP net loss of RMB39.2 million for the same period of 2025.

NET LOSS/INCOME PER SHARE

Basic and diluted net loss attributable to ordinary shareholders per share for the six months ended June 30, 2026 were both RMB0.9 (US$0.1). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per share for the same period of 2025 were RMB12.7 and RMB9.7, respectively.

LIQUIDITY

As of June 30, 2026, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB107.2 million (US$15.8 million). For the six months ended June 30, 2026, net cash used in operating activities was RMB36.7 million (US$5.4 million).

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.7851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2026. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income (loss). The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. Using the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared under GAAP, but should not be considered a substitute for, or superior to, financial measures prepared under GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and FangDD undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of June 30,
	2025	2026
Assets
Current assets
Cash and cash equivalents	29,328	13,865
Restricted cash	3,331	3,895
Short-term investments	114,873	89,473
Accounts receivable, net	147,920	130,792
Amounts due from related parties	7,009	7,309
Prepayments and other assets, net	82,606	92,751
Inventories	5,022	4,938
Total current assets	390,089	343,023

Total assets	788,264	701,144

Liabilities
Current liabilities
Accounts payable	72,779	55,868
Amounts due to related parties	17,203	13,907
Customers’ refundable fees	18,163	17,680
Accrued expenses and other payables	99,711	89,422
Income taxes payable	710	425
Lease liabilities	806	254
Total current liabilities	209,372	177,556

Total liabilities	209,372	177,556

Total Fangdd Network Group Ltd. shareholders’ equity	578,403	526,338
Non-controlling interests	489	(2,750)
Total shareholders’ equity	578,892	523,588

Total liabilities and shareholders’ equity	788,264	701,144

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) DATA

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
Revenue	203,394	115,745
Cost of revenues	(184,942)	(100,448)
Gross profit	18,452	15,297

Operating expenses
Sales and marketing expenses	(3,856)	(3,483)
Product development expenses	(12,732)	(13,047)
General and administrative expenses	(73,625)	(24,686)
Total operating expenses	(90,213)	(41,216)

Loss from operations	(71,761)	(25,919)

Net loss	(39,182)	(34,484)
Net loss attributable to non-controlling interests	(1,063)	(447)
Net loss attributable to ordinary shareholders	(38,119)	(34,037)

Net loss	(39,182)	(34,484)
Other comprehensive income
Foreign currency translation adjustment	(598)	(17,723)
Total comprehensive loss, net of income tax	(39,780)	(52,207)
Total comprehensive loss attributable to non-controlling interests	(1,063)	(447)
Total comprehensive loss attributable to ordinary shareholders	(38,717)	(51,760)

Net loss per share
- Basic	(12.66)	(0.88)
- Diluted	(9.67)	(0.88)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
- Basic	3,010,123	38,548,413
- Diluted	3,941,266	38,548,413

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
GAAP loss from operations	(71,761)	(25,919)
Share-based compensation expenses	-	-
Non-GAAP loss from operations	(71,761)	(25,919)

GAAP net loss	(39,182)	(34,484)
Share-based compensation expenses	-	-
Non-GAAP net loss	(39,182)	(34,484)

GAAP operating margin	(35.28)%	(22.39)%
Share-based compensation expenses	-	-
Non-GAAP operating margin	(35.28)%	(22.39)%

GAAP net margin	(19.26)%	(29.79)%
Share-based compensation expenses	-	-
Non-GAAP net margin	(19.26)%	(29.79)%